SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.)
FELCOR LODGING TRUST INCORPORATED
(Name of Issuer)
$1.95 Series A Cumulative Convertible Preferred Stock (the “Series A Stock”)
Depositary Shares (the “Depositary Shares”) representing 8% Series C Cumulative
Redeemable Preferred Stock (the “Series C Stock”)
(Title of Class of Securities)
31430F200
31430F507
(CUSIP NUMBER)
Dhananjay M. Pai
P. Schoenfeld Asset Management LP
1350 Avenue of the Americas, 21st Floor
New York, NY 10019
Phone: (212) 649-9500
(Name, address and telephone number of person
authorized to receive notices and communications)
August 19, 2010
(Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 22 Pages)

     The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos.	31430F200, 31430F507	13D	Page	2	of	22	Pages

1	NAME OF REPORTING PERSONS PSAM Texas Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF SHARES		-0-

	8	SHARED VOTING POWER
BENEFICIALLY		15,176 shares of Series A Stock
OWNED BY		3,334 Depositary Shares, representing 33.34 shares of Series C Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER
15,176 shares of Series A Stock
3,334 Depositary Shares, representing 33.34 shares of Series C Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,176 shares of Series A Stock
3,334 Depositary Shares, representing 33.34 shares of Series C Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1   The percentages used herein and in the rest of the Schedule 13D are calculated based upon an aggregate of 19,678,475 shares of Series A Stock and Depositary Shares currently outstanding, which consists of 12,880,475 shares of Series A Stock currently outstanding and 6,798,000 Depositary Shares representing 67,980 shares of Series C Stock currently outstanding, as reported in the Company’s Definitive Information Statement on Schedule 14C filed on August 13, 2010.

CUSIP Nos.	31430F200, 31430F507	13D	Page	3	of	22	Pages

1	NAME OF REPORTING PERSONS Spartan Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES		-0-

	8	SHARED VOTING POWER
BENEFICIALLY		7,579 shares of Series A Stock
OWNED BY		1,693 Depositary Shares, representing 16.93 shares of Series C Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER
7,579 shares of Series A Stock
1,693 Depositary Shares, representing 16.93 shares of Series C Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,579 shares of Series A Stock
1,693 Depositary Shares, representing 16.93 shares of Series C Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP Nos.	31430F200, 31430F507	13D	Page	4	of	22	Pages

1	NAME OF REPORTING PERSONS Synapse I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

-0-

NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY		7,579 shares of Series A Stock
OWNED BY		1,693 Depositary Shares, representing 16.93 shares of Series C Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER
7,579 shares of Series A Stock
1,693 Depositary Shares, representing 16.93 shares of Series C Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,579 shares of Series A Stock
1,693 Depositary Shares, representing 16.93 shares of Series C Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP Nos.	31430F200, 31430F507	13D	Page	5	of	22	Pages

1	NAME OF REPORTING PERSONS PSAM WorldArb Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

-0-

NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY		226,210 shares of Series A Stock
OWNED BY		49,558 Depositary Shares, representing 495.58 shares of Series C Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER
226,210 shares of Series A Stock
49,558 Depositary Shares, representing 495.58 shares of Series C Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
226,210 shares of Series A Stock
49,558 Depositary Shares, representing 495.58 shares of Series C Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP Nos.	31430F200, 31430F507	13D	Page	6	of	22	Pages

1	NAME OF REPORTING PERSONS P. Schoenfeld Asset Management GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

-0-

NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY		331,133 shares of Series A Stock
OWNED BY		73,335 Depositary Shares, representing 733.35 shares of Series C Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER
331,133 shares of Series A Stock
73,335 Depositary Shares, representing 733.35 shares of Series C Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
331,133 shares of Series A Stock
73,335 Depositary Shares, representing 733.35 shares of Series C Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP Nos.	31430F200, 31430F507	13D	Page	7	of	22	Pages

1	NAME OF REPORTING PERSONS P. Schoenfeld Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

-0-

NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY		331,133 shares of Series A Stock
OWNED BY		73,335 Depositary Shares, representing 733.35 shares of Series C Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER
331,133 shares of Series A Stock
73,335 Depositary Shares, representing 733.35 shares of Series C Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
331,133 shares of Series A Stock
73,335 Depositary Shares, representing 733.35 shares of Series C Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP Nos.	31430F200, 31430F507	13D	Page	8	of	22	Pages

1	NAME OF REPORTING PERSONS Peter M. Schoenfeld

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

-0-

NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY		331,133 shares of Series A Stock
OWNED BY		73,335 Depositary Shares, representing 733.35 shares of Series C Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER
331,133 shares of Series A Stock
73,335 Depositary Shares, representing 733.35 shares of Series C Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
331,133 shares of Series A Stock
73,335 Depositary Shares, representing 733.35 shares of Series C Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP Nos.	31430F200, 31430F507	13D	Page	9	of	22	Pages

Item 1. Security and Issuer.
     This statement on Schedule 13D (the “Schedule 13D”) relates to the Series A Stock and Depositary Shares (collectively with the Series A Stock, the “Shares”) representing the Series C Stock of FelCor Lodging Trust Incorporated, a Maryland corporation (the “Company”). The Series A Stock and Series C Stock are collectively referred to as the “Preferred Stock”. The Company’s principal executive offices are located at 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062.
Item 2. Identity and Background.
     (a) This statement is filed by the entities and persons listed below, all of whom are referred to herein as the “Reporting Persons”:
(i) PSAM Texas Master Fund Ltd., a Cayman Islands exempted company (“Texas”), with respect to the shares of Preferred Stock directly owned by it;
(ii) Spartan Partners LP, a Delaware limited partnership (“Spartan”), with respect to the shares of Preferred Stock directly owned by it;
(iii) Synapse I, LLC, a New York limited liability company (“Synapse I”), as general partner of Spartan, with respect to the shares of Preferred Stock directly owned by Spartan;
(iv) PSAM WorldArb Master Fund Ltd., a Cayman Islands exempted company (“WorldArb”), with respect to the shares of Preferred Stock directly owned by it;
(v) P. Schoenfeld Asset Management LP, a Delaware limited partnership (“PSAM”), which serves as the investment adviser to Spartan, Texas, WorldArb (collectively, the “Funds”), the feeder funds to the Funds and certain managed accounts (the “Accounts”), and has full discretion to make all investment decisions for the Accounts and the Funds, with respect to the shares of Preferred Stock directly owned by each;
(vi) P. Schoenfeld Asset Management GP LLC, a New York limited liability company (“PSAM GP”), which serves as the general partner of PSAM; and
(vii) Mr. Peter M. Schoenfeld (“Mr. Schoenfeld”), who serves as the managing member of Synapse I and PSAM GP.
     (b) The principal business address of each of these Reporting Persons except WorldArb and Texas is 1350 Avenue of the Americas, 21st Floor, New York, New York 10019. The address of the principal business office of WorldArb and Texas is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.
     (c) The principal business of each of WorldArb, Spartan and Texas is that of a private investment fund. The principal business of Synapse I is to act as the general partner of Spartan and other private investment funds. The principal business of PSAM is investing for accounts under its management. The principal

CUSIP Nos.	31430F200, 31430F507	13D	Page	10	of	22	Pages
business of PSAM GP is serving as the general partner of PSAM. The principal occupation of Mr. Schoenfeld is serving as managing member for each of Synapse I and PSAM GP and other similar entities.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) Spartan is a Delaware limited partnership. PSAM is a Delaware limited partnership. Each of WorldArb and Texas is a Cayman Islands exempted company. Each of PSAM GP and Synapse I is a New York limited liability company. Mr. Schoenfeld is a citizen of the United States of America.
Item 3. Source and Amount of Funds and Other Consideration.
     The Shares beneficially owned in the aggregate by all of the Reporting Persons were acquired by the Reporting Persons with investment funds in accounts under management totaling approximately $6.8 million.
Item 4. Purpose of the Transaction.
     The Reporting Persons acquired the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business.
     The Company suspended dividends on the Preferred Stock in March 2009. The dividend payment due on July 31, 2010 was the sixth dividend for which dividends on the Preferred Stock have not been paid. According to the terms of the Preferred Stock, as a result of the foregoing failure to pay dividends on the Preferred Stock for six dividend periods, the holders of Preferred Stock are entitled to vote as a single class to elect two persons to serve as directors of the Company until the next annual meeting of stockholders of the Company; provided, however, that the term of such directors will terminate if all delinquent dividends, together with the dividends for the then current quarterly period, on the Preferred Stock are paid or declared or set aside for payment. If any vacancy shall occur among the directors elected by the holders of the Preferred Stock, a successor shall be elected by the Board of Directors of the Company, upon the nomination of the then-remaining director elected by the holders of the Preferred Stock or the successor of such remaining director, to serve until the next annual meeting of the stockholders if such office shall not have previously terminated as provided above. The Reporting Persons do not believe that this limited right deems the shares of Preferred Stock to be voting equity securities subject to the reporting obligations under Section 13(d) of the Act.
     WorldArb has nominated each of Christopher J. Hartung and C. Brian Stickland (together, the “Nominees”) as nominees to be elected as members of the Board of Directors of the Company at a special meeting of holders of Preferred Stock (the “Special Meeting”). PSAM has entered into an agreement with each of the Nominees (each, a “Nominee Agreement”) pursuant to which, among other things, PSAM has agreed to (a) reimburse the Nominees for reasonable, documented

CUSIP Nos.	31430F200, 31430F507	13D	Page	11	of	22	Pages
expenses (including legal expenses) incurred in connection with their nomination and the Special Meeting, provided that such expenses are incurred at or prior to the Special Meeting and (b) indemnify the Nominees against certain potential liabilities that might arise in connection with such Nominee being named as a director nominee and related matters. The form of Nominee Agreement entered into with each of the Nominees is attached as Exhibit 2 hereto.
     As disclosed in the Preliminary Proxy Statement (the “Proxy Statement”) with respect to the Company filed with the Securities Exchange Commission on Schedule 14A on August 19, 2010 by PSAM and certain of its affiliates, Perella Weinberg Capital Management LP and certain of its affiliates (the “PW Participants”), as participants, and the Nominees, PSAM has entered into a Letter Agreement (the “Letter Agreement”) with Perella Weinberg Partners Xerion Master Fund Ltd. (the “PW Master Fund”) pursuant to which each of the PW Master Fund and PSAM have agreed to be responsible for one-half of certain costs and expenses incurred in connection with nominating the Nominees for election as directors of the Company at a special meeting of the holders of the Preferred Stock (the “Special Meeting”) and soliciting proxies for the election of the Nominees as directors, provided, however, that the PW Master Fund will not be responsible for aggregate payments in excess of $200,000. The Letter Agreement will terminate at the earliest of (a) the mutual agreement in writing of PSAM and the PW Master Fund to terminate the Letter Agreement and (b) the completion of the Special Meeting.
     Pursuant to the Proxy Statement, the Reporting Persons are soliciting proxies from the holders of the Preferred Stock to vote at the Special Meeting for the Nominees to serve as directors of the Company and to vote to adjourn the Special Meeting if a quorum is not present at the Special Meeting or if otherwise necessary to solicit additional proxies to elect the Nominees (the “Proxy Solicitation”). In that regard the Reporting Persons may engage in communications and discussions with other holders of Shares, the PW Participants, the Company and other relevant parties in connection with the Proxy Solicitation and the nomination of the Nominees. This description of the Proxy Statement is a summary only and is qualified in its entirety by reference to the Proxy Statement, as filed with the Securities and Exchange Commission on August 19, 2010, as the same may be updated or amended from time to time.
     As described above, the Reporting Persons do not believe that the limited voting rights of the Preferred Stock deems the shares of Preferred Stock to be voting, equity securities subject to the reporting obligations under Section 13(d) of the Act. Nevertheless, the Reporting Persons have determined to take a conservative position with respect to the matter. Accordingly, as a result of the Letter Agreement, the Reporting Persons may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Act with the PW Participants. The Reporting Persons expressly disclaim membership in a group with, and beneficial ownership of any securities beneficially owned by, the PW Participants or any other person. Based on information and belief, the beneficial ownership of the PW Participants is as set forth in the Statement on Schedule 13D initially filed by the PW Participants on August 12, 2010, as amended August 24, 2010, as the same may be updated or amended from time to time.
     As holders of Preferred Stock, the Reporting Persons are considering their options, either alone or with the PW Participants or other holders of Preferred Stock, with respect to the election of directors at the Special Meeting. After discussions with management, the Reporting Persons remain supportive of the Company’s stated business objectives. The Reporting Persons have requested that, in the event the Nominees are elected, the Company cooperate in (i)

CUSIP Nos.	31430F200, 31430F507	13D	Page	12	of	22	Pages
providing customary director’s fees, expense reimbursement and indemnification arrangements to the Nominees commensurate with those provided to the Company’s other independent directors and (ii) reimbursing PSAM and the Master Fund for reasonable proxy solicitation expenses, as we believe would be customary.
     Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Company and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Person’s investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Company. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Company’s financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     The percentages used herein are calculated based upon an aggregate of 19,678,475 shares of Series A Stock and Depositary Shares currently outstanding, which consists of 12,880,475 shares of Series A Stock currently outstanding and 6,798,000 Depositary Shares representing 67,980 shares of Series C Stock currently outstanding, as reported in the Company’s Definitive Information Statement on Schedule 14C filed on August 13, 2010.
     A. Texas
(a), (b)	The information set forth in Rows 7 through 13 of the cover page hereto for Texas is incorporated herein by reference.

(c)	Texas entered into transactions in the Preferred Stock within the last sixty days which are set forth on Schedule A.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Preferred Stock.

(e)	Not applicable.
     B. Spartan
(a), (b)	The information set forth in Rows 7 through 13 of the cover page hereto for Spartan is incorporated herein by reference.

CUSIP Nos.	31430F200, 31430F507	13D	Page	13	of	22	Pages
(c)	Spartan entered into transactions in the Preferred Stock within the last sixty days which are set forth on Schedule A.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Preferred Stock.

(e)	Not applicable.
C. Synapse I

(a), (b)	The information set forth in Rows 7 through 13 of the cover page hereto for Synapse is incorporated herein by reference.

(c)	Synapse I did not directly effect any transactions in the Preferred Stock within the last sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Preferred Stock.

(e)	Not applicable.
     D. WorldArb
(a), (b)	The information set forth in Rows 7 through 13 of the cover page hereto for WorldArb is incorporated herein by reference.

(c)	WorldArb entered into transactions in the Preferred Stock within the last sixty days which are set forth on Schedule A.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Preferred Stock.

(e)	Not applicable.
     E. PSAM GP
(a), (b)	The information set forth in Rows 7 through 13 of the cover page hereto for PSAM GP is incorporated herein by reference.

(c)	PSAM GP did not directly effect any transactions in the Preferred Stock within the last sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Preferred Stock.

CUSIP Nos.	31430F200, 31430F507	13D	Page	14	of	22	Pages
(e)	Not applicable.
     F. PSAM
(a), (b)	The information set forth in Rows 7 through 13 of the cover page hereto for PSAM is incorporated herein by reference.

(c)	PSAM effected transactions in the Preferred Stock within the last sixty days on behalf of itself, the Accounts and Funds which are set forth on Schedule A.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Preferred Stock.

(e)	Not applicable.
     G. Mr. Schoenfeld
(a), (b)	The information set forth in Rows 7 through 13 of the cover page hereto for Mr. Schoenfeld is incorporated herein by reference.

(c)	Mr. Schoenfeld did not directly effect any transactions in the Preferred Stock within the last sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Preferred Stock.

(e)	Not applicable.
     As indicated in, and solely to the extent expressed in, Item 4, the Reporting Persons may be deemed members of a “group” within the meaning of Rule 13d-5(b) under the Act with the PW Participants. The Reporting Persons expressly disclaim membership in a group with, and beneficial ownership of any securities beneficially owned by, the PW Participants or any other person. Based on information and belief, the beneficial ownership of the PW Participants is as set forth in the PW 13D.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information set forth under Item 4 of this Schedule 13D is incorporated herein by reference.
     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit 1, with respect to the joint filing of the Schedule 13D and any amendments or supplements thereto.

CUSIP Nos.	31430F200, 31430F507	13D	Page	15	of	22	Pages
     Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7. Materials to be Filed as Exhibits.
     Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.
     Exhibit 2: Form of Nominee Agreement
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED: August 26, 2010

/s/ Peter M. Schoenfeld
Peter M. Schoenfeld, (i) individually; (ii) as managing member of (a) P. Schoenfeld Asset Management GP LLC, for itself and as the general partner of P. Schoenfeld Asset Management LP; and (b) Synapse I, LLC for itself and as the general partner of Spartan Partners, LP; and (iii) as director of PSAM WorldArb Master Fund Ltd. and PSAM Texas Master Fund Ltd.

CUSIP Nos.	31430F200, 31430F507	13D	Page	16	of	22	Pages
Schedule A
TRANSACTIONS IN THE PREFERRED STOCK EFFECTED ON BEHALF OF THE FUNDS AND THE ACCOUNTS DURING THE PAST 60 DAYS
Unless otherwise indicated, all trades were effected in the open market through brokers.

Date of	Amount of Shares	Price Per Share*
Transaction	Purchased (Sold)	($)
July 1, 2010	7,900 Series A	20.0005
July 2, 2010	30,600 Series A	20.2919
July 16, 2010	20,700 Series A	20.3002
July 16, 2010	73,335 Depositary Shares	20.2929
July 27, 2010	800 Series A	20.2888
July 29, 2010	30,800 Series A	20.6211
July 29, 2010	100 Series A	20.3200
August 13, 2010	1000 Series A	20.2000

*	Including commissions.